# SEC Schedule 13G/A (Amendment No. 17) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADVANTAGE OIL & GAS LTD., CIK 0001468079
CUSIP: 00791P107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 300, 440 - 2 AVENUE SW, CALGARY, Alberta Canada (A0), T2P 5E9
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000919859

## Reporting persons
- MACKENZIE FINANCIAL CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 11,528,466; shared voting power 0; sole dispositive power 11,528,446; shared dispositive power 0; aggregate amount beneficially owned 11,528,446 (6.9% of the class)

## Item 1. Issuer
Name of issuer: ADVANTAGE OIL & GAS LTD.
Address of issuer's principal executive offices: 300, 440 - 2 AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 5E9

## Item 2. Person Filing
Name of person filing: Mackenzie Financial Corporation
Address of principal business office or, if none, residence: 180 Queen Street West, Toronto, Ontario M5V 3K1
Citizenship: Organized in Toronto, Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,528,466
Percent of class: 6.91%
Sole power to vote or to direct the vote: 11,528,466
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,528,466
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MACKENZIE FINANCIAL CORP: Gillian Seidler, Vice-President & Chief Compliance Officer (05/13/2025)